FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated November 27, 2006, entitled “Santander Group Announces that it Intends to Sell 7.23 % of Santander-Chile’s Common Stock”

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Item 1

Press Release

SANTANDER GROUP ANNOUNCES THAT IT INTENDS TO SELL 7.23 % OF
SANTANDER-CHILE’S COMMON STOCK

New York, November 27, 2006 – The Santander Group has announced its intention to offer up to 7.23% of Banco Santander-Chile’s common stock through a public offering registered with the Securities and Exchange Commission in the United States of America.

Banco Santander-Chile is Chile’s largest bank, in terms of total loans and total deposits, and is a key element in the Santander Group’s strategy in Latin America. The Santander Group’s current policy is to maintain ownership of at least 75% of Banco Santander-Chile’s common stock as part of its long term investment policy in Latin America.

This press release is not an offer for sale of the securities described herein in the United States or in any other jurisdiction where such offer is prohibited.

The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended (the “Act”), or in any other jurisdiction where such sale is prohibited. Any public offering of the securities in the United States will be made by means of a prospectus that may be obtained from Banco Santander Central Hispano, S.A. or from Banco Santander-Chile, which will contain detailed information about Banco Santander-Chile and its management, as well as its financial statements. Banco Santander-Chile intends to register these securities in the United States under the Act.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 28, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President